PRIMECAP Odyssey Funds

225 South Lake Ave., Suite 400, Pasadena, CA 91101-3005

June 17, 2013

VIA EDGAR TRANSMISSION

Sheila Stout
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  PRIMECAP Odyssey Funds Trust (File No. 811-21597)

Dear Ms. Stout:

This letter is in response to the Staff’s oral comments and suggestions provided on June 4, 2013 to Elaine Richards of U.S. Bancorp Fund Services, LLC, pursuant to your review of (1) the Form N-CSR filed on December 27, 2012; and (2) the registration statement filed pursuant to Rule 485(b) on February 27, 2013, each with respect to PRIMECAP Odyssey Funds (the “Trust”) and each of its series: PRIMECAP Odyssey Stock Fund (“Stock Fund”), PRIMECAP Odyssey Growth Fund (“Growth Fund”), and PRIMECAP Odyssey Aggressive Growth Fund (“Aggressive Growth Fund”) (together, the “Funds”).  For your convenience, your comment is summarized below and set forth in bold typeface.  The Trust’s response immediately follows.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Funds and their management are responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the Commission or other regulatory agencies from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither the Funds nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person under the federal securities laws of the United States.

Your comment and the Trust’s response thereto is as follows:

Comment:  The Staff noticed that for both the Growth Fund and the Aggressive Growth Fund, investments in the Healthcare sector and the Information Technology sector exceeded 25%.  Specifically, as of October 31, 2012, investments in the Healthcare sector were 41.9% for the Growth Fund and 38% for the Aggressive Growth Fund; while investments in the Information Technology sector were 29% for both the Growth and Aggressive Growth Funds.  The Staff suggested that the Funds’ future prospectuses should include disclosure regarding those sectors.  Finally, the Staff questioned why those high investment amounts did not constitute violations of the Funds’ industry concentration policy.

Response:  The Trust responds by acknowledging the extent of each Fund’s investments in the sectors noted.  The Trust made efforts to address the Funds’ sector focus by adding disclosure to its prospectus dated February 28, 2013, as shown below:

Strategy language:
…[T]he Fund may maintain a significantly overweight or underweight position in a particular sector relative to the S&P 500® Index at any time.

Summary Section:
Sector-focus risk. The chance that investing a significant portion of the Fund’s assets in one sector of the market exposes the Fund to greater market risk and potential monetary losses than if those assets were spread among various sectors.

Item 9 Disclosure:
Sector-Focus Risk. A Fund may invest more than 25% of its assets in any of the following sectors: consumer discretionary, consumer staples, energy, financials, health care, industrials, materials, technology, and telecommunications services.  Investing a significant portion of a Fund’s assets in one sector of the market exposes the Fund to greater market risk and potential monetary losses than if those assets were spread among various sectors.  If a Fund’s portfolio is overweighted in a certain sector, any negative development affecting that sector will have a greater impact on the Fund than a fund that is not overweighted in that sector.

The Trust believes that the current disclosure is appropriate as the Advisor employs a “bottom up” stock selection process in choosing investments for each Fund’s portfolio and the sector weightings can shift significantly.  The Trust will review the prospectus disclosure as it prepares next year’s annual update to determine whether the above language should be further refined.

With respect to the Staff’s question as to whether the Funds are violating their industry concentration policy, the Trust notes that none of the Funds invest more than 25% in any one industry.  As noted above, a Fund may focus its assets from time to time in any one sector; however, a “sector,” being the larger category, consists of many “industries.”  The Trust has confirmed that within each sector, no Fund is investing more than 25% in any one industry.  PRIMECAP Management Company, the Advisor to each Fund, and U.S. Bancorp Fund Services, the Trust’s Administrator, generally use Global Industry Classification Standard (GICS®) industry classifications to monitor compliance with the 25% industry limitation.

I trust that the above responses adequately address your comments.  If you have additional questions, please do not hesitate to contact me at 626-304-9222.

Sincerely,

PRIMECAP Odyssey Funds

/s/ Michael J. Ricks
By:  Michael J. Ricks
Title:  Secretary and Treasurer

Cc: Board of Trustees of PRIMECAP Odyssey Funds